東方有色集團有限公司
ONFEM HOLDINGS LIMITED



2001
INTERIM REPORT

UNAUDITED INTERIM RESULTS

The Board of Directors of ONFEM Holdings Limited ("the Company") herewith announce the unaudited consolidated results of the Company and its subsidiaries ("the Group") as at and for the six months ended 30 June 2001 together with comparative figures of the corresponding period in 2000. These interim results have not been audited but have been reviewed by the audit committee. The Company's auditors have performed a limited review on certain specific areas of these interim results.

CONSOLIDATED INCOME STATEMENT

	Notes	Six months ended 30 June 2001 (Unaudited) HK$'000	Six months ended 30 June 2000 (Unaudited) HK$'000
TURNOVER	2	**128,264**	152,036
Cost of sales		**(98,035)**	(115,906)
GROSS PROFIT		**30,229**	36,130
Other revenues		**18,310**	18,603
Distribution costs		**(880)**	(3,446)
Administrative expenses		**(89,408)**	(66,740)
Other operating expenses		**(797)**	(834)
Provision for impairment in value of non-trading securities		**(131,300)**	—
(Deficit) Surplus on revaluation of investment properties		**(13,300)**	19,300
(LOSS) PROFIT FROM OPERATIONS	3	**(187,146)**	3,013
Finance costs		**(5,980)**	(6,719)
LOSS FROM ORDINARY ACTIVITIES BEFORE TAXATION		**(193,126)**	(3,706)
Taxation	4	**(920)**	(34)
LOSS FROM ORDINARY ACTIVITIES AFTER TAXATION		**(194,046)**	(3,740)
Minority interests		**1,804**	10,892
(LOSS) PROFIT ATTRIBUTABLE TO SHAREHOLDERS		**(192,242)**	7,152
Basic (loss) earnings per share (cents)	6	**(24.90)**	0.93

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

	Six months ended 30 June	
	2001	2000
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Deficit on revaluation of non-trading securities charged to reserve	**–**	(8,034)
Exchange differences on translation of the financial statements of overseas subsidiaries	**140**	230
Net gain (loss) not recognised in the income statement	**140**	(7,804)
Net (loss) profit for the period	**(192,242)**	7,152
Total recognised gains and losses	**(192,102)**	(652)

CONSOLIDATED BALANCE SHEETS

	Notes	As at 30 June 2001 (Unaudited) HK$'000	As at 31 December 2000 (Audited) HK$'000 (Note 1)
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	7	**306,641**	325,289
Non-trading securities	8	**43,366**	155,973
Other assets		**1,837**	1,837
		351,844	483,099
Current assets			
Inventories		**222,555**	200,012
Loan to intermediate holding company		**28,101**	27,101
Amounts due from fellow subsidiaries		**70**	11
Amounts due from minority shareholders		**—**	10,021
Trade and other receivables	9	**260,141**	252,398
Gross amounts due from customers for contract work		**82,931**	121,887
Trading securities		**21,591**	18,850
Pledged deposits		**140,955**	118,516
Cash and bank deposits		**269,053**	364,851
		1,025,397	1,113,647
Current liabilities			
Amount due to intermediate holding company		**6**	1,705
Amounts due to fellow subsidiaries		**—**	307
Amount due to a minority shareholder		**23,497**	23,481
Trade and other payables	10	**181,199**	229,565
Gross amounts due to customers for contract work		**52,980**	38,323
Current portion of obligations under finance leases		**307**	83
Provision for taxation		**18,894**	19,663
Short-term borrowings		**185,855**	189,729
		462,738	502,856

	Notes	As at 30 June 2001 (Unaudited) HK$'000	As at 31 December 2000 (Audited) HK$'000 (Note 1)
Net current assets		**562,659**	610,791
Total assets less current liabilities		**914,503**	1,093,890
Non-current liabilities			
Long-term borrowings		**34,674**	40,092
Other liabilities		**2,398**	2,398
		37,072	42,490
Minority interests		**58,134**	58,684
NET ASSETS		**819,297**	992,716
CAPITAL AND RESERVES			
Issued capital	11	**77,218**	77,218
Reserves	12	**742,079**	915,498
		819,297	992,716

CONSOLIDATED CASH FLOW STATEMENT

	Six months ended 30 June 2001 (Unaudited) *HK$'000*
Net cash outflow from operating activities	**(91,696)**
Returns on investments and servicing of finance	**7,510**
Tax paid	**(769)**
Investing activities	**(3,141)**
Net cash outflow before financing activities	**(88,096)**
Financing activities	**(43,217)**
Decrease in cash and cash equivalents	**(131,313)**
Effect of foreign exchange rate changes	**140**
Cash and cash equivalents at the beginning of period	**317,213**
Cash and cash equivalents at the end of period	**186,040**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1 Basis of preparation

The unaudited consolidated interim financial statements have been prepared in accordance with the principle accounting policies set out in the Company's 2000 annual report and comply with Statement of Standard Accounting Practice 25 issued by the Hong Kong Society of Accountants and disclosure requirements set out in Appendix 16 of the Rules governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that no comparative figure for the cash flow statement is presented as it is specifically allowed as set out in Appendix 16 of the Listing Rules.

These interim financial statements should be read in conjunction with the 2000 annual financial statements. The accounting policies and methods of computation used in the preparation of these interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2000 except that the Group has changed certain of its accounting policies following its adoption of the following SSAPs issued by the Hong Kong Society of Accountants which are effective for accounting periods commencing on or after 1 January 2001:

SSAP 9 (revised):	Events after the balance sheet date
SSAP 14 (revised):	Leases (effective for periods commencing on or after 1 July 2000)
SSAP 28:	Provisions, contingent liabilities and contingent assets
SSAP 29:	Intangible assets
SSAP 30:	Business combinations
SSAP 31:	Impairment of assets
SSAP 32:	Consolidated financial statements and accounting for investments in subsidiaries

The changes to the Group's accounting policies and the effect of adopting these new policies is set at below:

(a) SSAP 30: Business Combinations

Goodwill/Negative goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiaries at the date of acquisition. Goodwill on acquisitions occurring on or after 1 January 2001 is included in intangible assets and is amortised using the straight line method over its estimated useful life. Goodwill on acquisitions that occurred prior to 1 January 2001 was written off against reserves. The Group has adopted the transitional provisions in SSAP 30 and such goodwill has not been retroactively capitalised and amortised. However any impairment arising on such goodwill is accounted for in accordance with SSAP 31 "Impairment of Assets" which requires any impairment loss be recognised as an expense in income statement immediately and allocated to reduce the carrying amount of the acquired subsidiaries.

Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition. For acquisitions prior to 1 January 2001, negative goodwill was taken directly to reserves on acquisition. The Group has adopted the transitional provisions in SSAP 30 and such negative goodwill will not be restated. For acquisitions after 1 January 2001, negative goodwill is presented in the same balance sheet classification as goodwill.

The gain or loss on disposal of an entity includes the unamortised balance of goodwill relating to the entity disposed of or, for pre 1 January 2001 acquisitions, the related goodwill written off against reserves to the extent it has not previously been realised in the income statement.

Except for changes as described above, the new adoption of SSAP 9 (revised), SSAP 14 (revised), SSAP 28, SSAP 29 and SSAP 32 have no material impact on the reported financial position or results of the Group.

2 Segment information

(a) Analysis of turnover and contribution to (loss) profit from operations by principal activities is as follows:

	Six months ended 30 June 2001		Six months ended 30 June 2000	
	Turnover (Unaudited)	**Contribution (Unaudited)**	Turnover (Unaudited)	Contribution (Unaudited)
	HK$'000	***HK$'000***	*HK$'000*	*HK$'000*
Specialized construction contracts	**102,408**	**15,017**	116,520	15,599
Manufacturing and trading	**19,887**	**9,242**	29,681	14,696
Property rental and management fee income from investment properties	**5,926**	**5,130**	5,835	5,001
Dividend income from listed investments	**43**	**43**	—	—
	128,264	**29,432**	152,036	35,296

(b) Analysis of turnover and contribution to (loss) profit from operations by geographical locations of operations is as follows:

	Six months ended 30 June 2001		Six months ended 30 June 2000	
	Turnover (Unaudited)	**Contribution (Unaudited)**	Turnover (Unaudited)	Contribution (Unaudited)
	HK$'000	***HK$'000***	*HK$'000*	*HK$'000*
Geographical locations of operations:				
Hong Kong and Macau	**71,955**	**14,896**	75,915	14,511
The People's Republic of China (the "PRC")	**55,853**	**14,438**	75,833	20,641
Japan and other Southeast Asian countries	**456**	**98**	288	144
	128,264	**29,432**	152,036	35,296

3 **(Loss) Profit from operations**

(Loss) Profit from operations was determined after charging (crediting):

	Six months ended 30 June	
	2001 (Unaudited)	2000 (Unaudited)
	HK$'000	*HK$'000*
Depreciation of property, plant and equipment	**4,742**	3,411
Provision for impairment in value of plant and equipment	**3,714**	—
Loss on disposal of property, plant and equipment	**33**	—
Provision for (Recovery of) bad and doubtful debts	**8,116**	(2,081)
Provision for inventory obsolescence	**1,075**	934
Deficit (Surplus) on revaluation of investment properties	**13,300**	(19,300)
Unrealised loss on revaluation of non-trading securities	**131,300**	—
Unrealised (gain) loss on revaluation of trading securities	**(2,741)**	835
Gross rental and management fee income from investment properties	**(5,926)**	(5,835)

4 Taxation

	Six months ended 30 June	
	2001	2000
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
The charge comprises:—		
Hong Kong Profits Tax	—	—
Taxation outside Hong Kong	920	34
	920	34

Hong Kong profits tax has not been provided as the Company had no assessable profits during the period. Taxation outside Hong Kong has been calculated on the estimated assessable profits for the period at the rate prevailing in the respective jurisdictions.

5 Interim dividend

The Directors do not recommend the payment of an interim dividend for the six months ended 30 June 2001 (30 June 2000: Nil).

6 Basic (Loss) earnings per share

The calculation of basic (loss) earnings per share is based on the unaudited consolidated loss attributable to shareholders of HK$192,242,000 (30 June 2000: profit HK$7,152,000) and on the weighted average number of 772,181,783 ordinary shares (30 June 2000: 772,181,783 ordinary shares) in issue during the period.

No diluted (loss) earnings per share has been made as there was no potential dilutive shares in existence in respect of both periods presented.

7 Property, plant and equipment

	Six months ended 30 June 2001 (Unaudited) *HK$'000*	Year ended 31 December 2000 (Audited) *HK$'000*
Cost		
Beginning of period/year	**360,912**	326,823
Additions	**3,388**	10,607
Deficit (Provision for) Write-back of revaluation	**(13,300)**	31,300
Provision for impairment in value	**(3,714)**	(3,874)
Disposals		
— through disposal of subsidiaries	**—**	(120)
— others	**(1,291)**	(3,835)
Exchange adjustment	**—**	11
End of period/year	**345,995**	360,912
Analysis of cost or valuation is as follows:		
At cost	**89,495**	91,112
At professional valuation at end of period/year	**256,500**	269,800
	345,995	360,912
Accumulated depreciation		
Beginning of period/year	**35,623**	31,058
Provision for impairment in value	**—**	(805)
Charge for the year	**4,742**	7,248
Disposals		
— others	**(1,011)**	(1,878)
End of period/year	**39,354**	35,623
Net book value		
End of period/year	**306,641**	325,289
Beginning of period/year	**325,289**	295,765

8 Non-trading securities

Non-trading securities are analysed as follows:

	Six months ended 30 June 2001 (Unaudited) HK$'000	Year ended 31 December 2000 (Audited) HK$'000
Listed, at carrying value		
— in Hong Kong	**25,719**	15,654
— overseas	**17,647**	18,519
	43,366	34,173
Unlisted, at cost	**243,600**	243,600
Less: Provision for impairment in value	**(243,600)**	(121,800)
	–	121,800
	43,366	155,973
Quoted market value of listed securities	**43,366**	34,173

9 Trade and other receivables

An aging analysis of trade and contract receivable is set at below:

	Six months ended 30 June 2001 (Unaudited) HK$'000	Year ended 31 December 2000 (Audited) HK$'000
0 — 30 days	**25,320**	31,644
31 — 60 days	**11,966**	11,565
61 — 90 days	**4,937**	26,717
Over 90 days	**188,717**	115,689
	230,940	185,615
Less: Provision for bad and doubtful debts	**(67,500)**	(31,385)
	163,440	154,230

The normal credit period granted by the Group is from 30 to 60 days from the date of invoice.

10 Trade and other payables

An aging analysis of trade and contract payables is set at below:

	Six months ended 30 June 2001 (Unaudited)	Year ended 31 December 2000 (Audited)
	HK$'000	*HK$'000*
0 — 30 days	**29,478**	68,146
31 — 60 days	**3,279**	15,261
61 — 90 days	**3,284**	5,544
Over 90 days	**43,785**	39,120
	79,826	128,071

11 Share capital

	30 June 2001 (Unaudited)		31 December 2000 (Audited)	
	Number of shares	**Nominal value**	Number of shares	Nominal value
	'000	***HK$'000***	*'000*	*HK$'000*
Authorised: (ordinary shares of HK$ 0.1 each)	**2,000,000**	**200,000**	2,000,000	200,000
Issued and fully paid: (ordinary shares of HK$ 0.1 each)	**772,182**	**77,218**	772,182	77,218

There were no movements in the share capital of the Company for the six months ended 30 June 2001.

No option to subscribe for shares in the Company have been granted pursuant to the Share Option Scheme for the six months ended 30 June 2001.

12 Reserves

Movements in the reserves during the period were as follows:

	Share premium	Contributed surplus	Capital redemption reserve	Investment revaluation reserve	Retained earnings	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
As at 1 January 2001	409,738	431,089	769	(18,693)	92,595	915,498
Prior year adjustment (Note 1)	–	170,485	–	–	(170,485)	–
Restated reserves as at 1 January 2001	409,738	601,574	769	(18,693)	(77,890)	915,498
Deficit on revaluation of non-trading securities	–	–	–	9,193	–	9,193
Transfer of impairment loss to income statement	–	–	–	9,500	–	9,500
Exchange difference on translation of the financial statements of overseas subsidiaries	–	–	–	–	130	130
Loss for the period	–	–	–	–	(192,242)	(192,242)
As at 30 June 2001	409,738	601,574	769	–	(270,002)	742,079

13 Capital commitments

Capital commitments outstanding at 30 June 2001 not provided for in the accounts were as follows:

	Six months ended 30 June 2001 (Unaudited)	Year ended 31 December 2000 (Audited)
	HK$'000	*HK$'000*
Authorised and contracted for		
Purchase of fixed assets	–	2,680
Capital contribution in a subsidiary	–	4,902
Properties under development	**54,692**	52,868
	54,692	60,450

14 Contingent liabilities

As at 30 June 2001, guarantee given to banks by the Group in respect of banking facilities extended to certain subsidiaries amounted to approximately HK$221,000,000 (31 December 2000: approximately HK$221,000,000).

As at 30 June 2001, guarantee given to employers of construction contracts by the Group in respect of obligations arising from the construction contracts amounted to approximately HK$85,000,000 (31 December 2000: approximately HK$85,000,000).

15 Related party transactions

The Group had the following material transactions with related parties:

	Six months ended 30 June	
	2001	2000
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Interest income received from intermediate holding company	**1,359**	1,417
Reimbursement of administrative costs from intermediate holding company	**471**	133
Rental and management fee income received from a fellow subsidiary	**128**	440
Sharing of administrative costs of intermediate holding company	**1,616**	1,932

RESULTS

For the six months ended 30 June 2001, the Group's turnover was HK$128,260,000, a reduction of 15% as compared with the corresponding period last year, and the Group posted a loss attributable to shareholders of HK$192,240,000, equivalent to a loss of HK24.9 cents per share.

The decrease in turnover was mainly due to the economic recession in Europe and America combined with the continued property market slump in Hong Kong. During the period under review, revenue from manufacturing and trading of industrial lubricant products and from specialized construction contracting dropped 33% and 12% respectively as compared to the same period last year. The Group recorded a substantial loss, which is principally attributable to significant provisions made in relation to the Greater Beijing Region Expressways project as well as certain securities investments where recoverable amounts are less than the carrying amounts. In addition, the Group has made a provision for the devaluation of ONFEM Tower located in Wyndham Street, Central. Despite the above, the Group still maintains a healthy financial position with ample cash in hand.

BUSINESS REVIEW

(1) Manufacturing and Trading of Industrial Lubricant Products

Jaeger Oil & Chemical Holdings Limited ("Jaeger")

During the period under review, the turnover of many Hong Kong and Guangdong enterprises was greatly affected by the continuing slowdown of the economy in Europe and America and uncertainty over the future. In addition, the price of crude oil was still 20% higher than 3 years ago, leading enterprises to pursue a conservative purchasing strategy including keeping minimal stock and using lower priced brands. In the face of all these difficulties, intensive competition between oil and chemical suppliers has led to severe price reductions.

In spite of this, the effect of China's expected World Trade Organisation ("WTO") entry has further improved the economic environment in the Central, Northern, and Eastern (for enterprises targeting the domestic market) regions of China. In order to remedy the shrinkage of from its Southern region business, Jaeger has been actively expanding its business in the Central and Northern regions, and has set up distribution networks in Zhejiang, Ningbo, Qingdao and Dalian. During the period under review, turnover in the Northern region rose 30% over the previous year. In response to the PRC government's "Go West" policy, Jaeger also plans to actively develop its business in the Western region. In addition to its office in Xian, Jaeger also intends to set up distribution networks in major industrial cities such as Hanzhong, Chongqing and Chengdu.

In respect of product development, Jaeger regained in May 2001 the sole right to promote and distribute the full line of die-casting products from the leading Japanese supplier Nichibei in Hong Kong, Macau and China. In Hong Kong, since most local industries have relocated their production facilities to China, Jaeger has shifted its business focus to developing more consumer products in order to further expand the local retail market.

(2) Specialised Construction Contracting

Condo Group Limited ("Condo")

Condo's total contracts on hand as at 30 June 2001 were valued at approximately HK$128,000,000. The Shanghai Science Land project, with a contract sum of over RMB100,000,000, was completed early this year. Following this, Condo was also engaged in Jing Sheng Plaza in Beijing, the first investment project of HINES Group in China.

Moreover, Condo plans to further consolidate its market position by adopting a new generation of curtain walls. The Shatin Government Building, on which Condo is working, is a typical example - this project adopted the fourth generation curtain wall technology, which effectively improved ventilation inside the building. Over the past year, Condo has moved part of its working processes, such as design and merchandising, to China in a bid to enhance its competitive advantage.

Polycrown Engineering (Holdings) Limited ("Polycrown")

Polycrown has won a number of Electrical and Mechanical engineering projects worth over HK$236,000,000 from the end of 2000 to early 2001. Projects included Beijing Oriental Plaza; Kwai Chung Container Port-Terminal No 9 in Hong Kong; a train depot for the KCRC in Shatin, Hong Kong; PCCW Building in Tseung Kwan O, Hong Kong; a residential development of Wharf Properties in Shenzhen; and Times Square in Chongqing, China.

At the same time, Colmac, the environmentally friendly hot water pump, has been successfully launched into the market with assistance and technical support from the Buildings Department and other consultancy agencies. The first target market segment will be government and hotel projects, and Polycrown has already won the design and production contract for the hot water supply of a hotel in Ma On Shan from the Cheung Kong Group. Polycrown plans to enter the China market in the second half-year to introduce a range of environmental protection products, especially the Keeco's Proprietary Silica Micro Encapsulation technologies.

Enful Holdings Limited ("Enful")

During the past six months, Enful has striven to improve its capacities in market development, product development and internal management. Through this restructuring, Enful has evolved to become a company with wooden products as its core business, complemented by environmental products. Enful is now on the lookout for innovative and market-oriented materials or products to enrich and widen its product range. Over the past year, Enful's subsidiary Bridgman Fire Door Production Plant has established relations with a number of well-known property developers in China, which include Donghai and Wanke Group in Shenzhen, Wanke Group in Beijing and Shimao Group in Shanghai and has gradually acquired supplier contracts from these corporations.

Even though the property market in Hong Kong remained sluggish, Enful succeeded in securing contracts for wooden doors totalling HK$40 million in the first half-year. One project alone, a residential project developed by Kumagai Gumi in Sham Tseng, accounted for over HK$30 million. Moreover, newly developed acoustic coating works included Hong Kong West Rail station 203 and certain small-scale projects in Shenzhen. In view of the increasing demand for acoustic coating works from sports stadiums as well as theatres and entertainment complexes, and the satisfactory contribution from this business, Enful is planning to allocate more resources into related projects in order to decrease its reliance on its fire door business. Meanwhile, Enful plans to put more effort into timber trading in the third quarter to generate a better profit contribution. As for the China market, China's expected entry to the WTO and Beijing's hosting of the 2008 Olympic Games will stimulate and improve the economy. Enful believes that the company will benefit from the resulting opportunities.

(3) Property Development and Management

ONFEM Tower, 29 Wyndham Street, Central

Although the property market in Hong Kong has slowed down, the average occupancy rate of ONFEM Tower was maintained at approximately 96% as at 30 June 2001, bringing in a stable income for the Group.

Hai Tian Garden, Zhuhai, the PRC

Underground floor works of Hai Tian Garden and the infrastructural construction of phases A and B of the shopping complex are expected to be completed in September this year and at the end of 2001 respectively.

The Zhuhai municipal government began to tightly control the approval procedures of land development in the second half of 1999. In June 2000, the government ceased to approve applications for changes of land use in Xiangzhou district, Zhuhai in order to protect a transformation project there. This policy sharply decreased the supply of privately developed housing from 2,567,000 square metres in 1998 to 959,000 square metres in 2000, a total drop of 63% within three years.

Hai Tian Garden was the last large-scale commercial and residential project with sea views approved before the announcement of the above-mentioned policy. It is expected that Hai Tian Garden will be a new residential property with sea views in the city upon its completion within 2 years. The growth potential for this property is therefore fairly promising.

Greater Beijing Region Expressways Limited ("GBRE")

A winding up order was issued by the High Court of Hong Kong against Greater Beijing First Expressways Limited ("GBFE"), a wholly-owned subsidiary of GBRE, on 12 June 2000. Since the issue of the above-mentioned winding up order, all financial information has been withheld by the liquidator. As the case has already lasted for more than one year it is expected that its recoverable amount is lower than the carrying amount. The Group has made a provision for all of the remaining half of the investment in GBRE after that made in 1999,which is already provided for.

PROSPECTS

During the period under review, the overall outlook for the economy in Hong Kong remained unclear, with an actual decline in wages, a rising unemployment rate, weak consumption power and a slowdown in the property market due to insufficient demand. However, the Group expects the trading activities and infrastructure in China to grow following Beijing's successful bid to host the 2008 Olympic Games and the country's imminent entry into the WTO. This will definitely benefit the future prospects of the Group.

DEBT AND MATURITY PROFILE

The maturity profile of the Group's gross debt at 30 June 2001 was as follows:

Total debts outstanding as at 30 June 2001 was approximately HK$221 million (31 December 2000: approximately HK$230 million).

	Six months ended 30 June 2001 (Unaudited) HK$'000	Year ended 31 December 2000 (Audited) HK$'000
Repayable within a period:		
— Not exceeding 1 year	**186,162**	189,812
— Between 2 to 5 years	**32,994**	38,412
— After 5 years	**1,680**	1,680
	220,836	229,904

The Group obtained its source of fund through various means in order to maintain a balance between cost and risks. Apart from the fund generated from normal operation and cash deposited at bank and on hand, the Group also obtained its source of fund from bank loans and overdrafts amounted to approximately HK$219 million as at 30 June 2001 (31 December 2000: HK$228 million).

FINANCIAL RISKS AND MANAGEMENT

The Group's strategies towards financial risk management include diversification of funding sources, extension of credit period and dispersal of maturity dates. During the period under review, the Group had no fixed interest rate borrowings. For the period ended 30 June 2001, total interest expenses amounted to approximately HK$6 million, a decrease of 11% as compared with approximately HK$7 million in the corresponding period ended 30 June 2000.

As at 30 June 2001, the Group had outstanding bank loans denominated in Renminbi ("RMB") and US dollar ("US$") of approximately RMB60 million (31 December 2000: approximately RMB45 million) and approximately US$8 million (31 December 2000: approximately US$12 million) respectively. The remaining outstanding bank loans were denominated in Hong Kong dollars.

GROUP ASSETS CHARGING

As at 30 June 2001, the Group pledged certain properties with an aggregate carrying value of HK$260,383,000 (31 December 2000: HK$273,773,000). Besides, cash at bank amounted to approximately HK$117,955,000 (31 December 2000: HK$89,000,000) and HK$141,000,000 (31 December 2000: HK$119,000,000) have been pledged by the Company and the Group respectively to bankers as security for general banking facilities granted to certain subsidiary companies and for issuance of performance bonds in favour of customers.

LIQUIDITY AND FINANCIAL RESOURCES

The Group's financial condition remains healthy with abundant cash flow. As of 30 June 2001, its gearing ratio was maintained at 16.0% (31 December 2000: 14.4%). Its cash on hand and bank balances amounted to approximately HK$410 million (31 December 2000: approximately HK$483 million).

EMPLOYEES

As at 30 June 2001, the Group employed approximately 700 staff. The amount of the remunerations paid during the period was approximately HK$37,231,000. The Company adopted a pay policy in line with market practice, and remuneration was determined with reference to the performance and experience of individual employees. The shareholders of the Company approved a share option scheme for executives ("the Scheme") on 30 September 1993. The Scheme was tailor-made for the executives and senior staff of the Group. Under the Scheme, the Directors of the Company have the authority at their discretion to invite executives and senior staff of the Group to take up options to subscribe for shares in the Company according to the terms and conditions of the Scheme.

DIRECTORS' INTERESTS IN SECURITIES AND RIGHTS TO ACQUIRE SECURITIES

As at 30 June 2001 none of the Directors or the chief executive of the Company had any interests in any equity or debt securities of the Company or any of its associated corporations of the Company (within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance")) which are required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to section 28 of the SDI Ordinance (including interests which they are deemed or taken to have under section 31 of the SDI Ordinance or Part I of the Schedule to the SDI Ordinance) or which are required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange.

During the six months ended 30 June 2001, none of the Directors or the chief executive of the Company nor their spouses or children under 18 years of age, was granted or had exercised any right to subscribe for any equity or debt securities of the Company or any of its associated corporations.

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

As at 30 June 2001, according to the register required to be kept by the Company under section 16(1) of the SDI Ordinance, the Company had been notified of the following interests in the Company's issued shares amounting to 10% or more of the ordinary shares in issue:

Name of shareholder	*Notes*	Number of ordinary shares held	Percentage of total issued shares
State Nonferrous Metals Industry Administration	*1 & 3*	416,009,928	53.87%
China Nonferrous Metals Holdings (Cook Islands) Limited	*1*	416,009,928	53.87%
China Nonferrous Metals Group (Hong Kong) Limited ("CNMG(HK)")	*2*	416,009,928	53.87%
Haka International Limited ("Haka")		383,188,208	49.62%

Notes:

1. By virtue of the SDI Ordinance, these companies are deemed to be interested in the 383,188,208 shares held by Haka and 32,821,720 shares held by CNMG(HK).

2. In addition to 32,821,720 shares held by itself, CNMG(HK) is deemed to be interested in the 383,188,208 shares held by Haka.

3. On 19 February 2001, Mr. Sheng Hua Ren (the Director of the State Economic and Trade Commission of The People's Republic of China (the "PRC") promulgated that the State Nonferrous Metals Industry Administration was cancelled in the course of restructuring of the non-ferrous metals industry of the PRC. CNMG(HK) is now making enquiry with the relevant authority of the PRC government regarding the progress of the change of the ultimate controlling shareholder.

AUDIT COMMITTEE

The members of the audit committee of the Company currently include two Independent Non-executive Directors of the Company namely, Mr. Lam Chun, Daniel and Ms. Tam Wai Chu, Maria. Its principal duties are to review and to supervise the Group's financial reporting process and internal control. The audit committee has reviewed the unaudited consolidated financial statements for the six months ended 30 June 2001.

CODE OF BEST PRACTICE

The Directors of the Company are not aware of any information that would reasonably indicate that the Company is not, or was not for any part of the period during the six months ended 30 June 2001 in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange except that the non-executive directors of the Company are not appointed for specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-laws.

PURCHASE, SALE OR REDEMPTION OF COMPANY'S LISTED SECURITIES

During the six months ended 30 June 2001 there was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries during the period.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 21 September 2001

Website: http://www.onfem.com

未審核中期業績

東方有色集團有限公司(「本公司」)董事會謹此公佈本公司及其附屬公司(「本集團」)截至二零零一年六月三十日止六個月之未經審核綜合業績，連同二零零零年同期之比較數字。該等中期業績並未經審核，但已由審核委員會審閱。本公司之核數師亦已有限度審閱此中期業績之若干特定範圍。

綜合收益表

	附註	截至六月三十日止六個月 二零零一年 (未經審核) 千港元	二零零零年 (未經審核) 千港元
營業額	2	**128,264**	152,036
銷售成本		**(98,035)**	(115,906)
毛利		**30,229**	36,130
其他收入		**18,310**	18,603
分銷費用		**(880)**	(3,446)
行政費用		**(89,408)**	(66,740)
其他經營開支		**(797)**	(834)
非買賣證券減值撥備		**(131,300)**	—
投資物業之重估(虧損)收益		**(13,300)**	19,300
經營(虧損)溢利	3	**(187,146)**	3,013
財務成本		**(5,980)**	(6,719)
除税前虧損		**(193,126)**	(3,706)
税項	4	**(920)**	(34)
除税後虧損		**(194,046)**	(3,740)
少數股東權益		**1,804**	10,892
股東應佔(虧損)溢利		**(192,242)**	7,152
每股基本(虧損)盈利(仙)	6	**(24.90)**	0.93

綜合已確認盈虧表

	截至六月三十日止六個月	
	二零零一年	二零零零年
	(未經審核)	(未經審核)
	千港元	*千港元*
自儲備扣除之非買賣證券重估減值	**—**	(8,034)
換算海外附屬公司財務報表時產生之匯兑差額	**140**	230
並無在收益表內確認之收益(虧損)淨額	**140**	(7,804)
期間(虧損)溢利淨額	**(192,242)**	7,152
已確認收益及虧損總額	**(192,102)**	(652)

綜合資產負債表

	附註	於二零零一年六月三十日 (未經審核) 千港元	於二零零零年十二月三十一日 (經審核) 千港元 (附註1)
資產與負債			
非流動資產			
物業、廠房及設備	7	**306,641**	325,289
非買賣證券	8	**43,366**	155,973
其他資產		**1,837**	1,837
		351,844	483,099
流動資產			
存貨		**222,555**	200,012
應付居間控股公司貸款		**28,101**	27,101
應收同系附屬公司款項		**70**	11
應收少數股東款項		**—**	10,021
應收賬款及其他應收款項	9	**260,141**	252,398
應收客戶之合約工程總額		**82,931**	121,887
買賣證券		**21,591**	18,850
已抵押存款		**140,955**	118,516
現金及銀行存款		**269,053**	364,851
		1,025,397	1,113,647
流動負債			
應付居間控股公司款項		**6**	1,705
應付同系附屬公司款項		**—**	307
應付少數股東款項		**23,497**	23,481
應付賬款及其他應付款項	10	**181,199**	229,565
應付客戶之合約工程總額		**52,980**	38,323
財務租約承擔之即期部份		**307**	83
稅項撥備		**18,894**	19,663
短期借貸		**185,855**	189,729
		462,738	502,856

	附註	於二零零一年六月三十日 (未經審核) 千港元	於二零零零年十二月三十一日 (經審核) 千港元 (附註1)
流動資產淨額		**562,659**	610,791
資產總額減流動負債		**914,503**	1,093,890
非流動負債			
長期借貸		**34,674**	40,092
其他負債		**2,398**	2,398
		37,072	42,490
少數股東權益		**58,134**	58,684
資產淨值		**819,297**	992,716
資本及儲備			
已發行股本	11	**77,218**	77,218
儲備	12	**742,079**	915,498
		819,297	992,716

綜合現金流量表

	截至二零零一年六月三十日止六個月（未經審核）千港元
經營業務現金流出淨額	**(91,696)**
投資回報及財務成本	**7,510**
已付税項	**(769)**
投資活動	**(3,141)**
融資活動前現金流出淨額	**(88,096)**
融資活動	**(43,217)**
現金及現金等值項目減少	**(131,313)**
外幣匯率變動影響	**140**
期初之現金及現金等值項目	**317,213**
期末之現金及現金等值項目	**186,040**

綜合財務報表附註(未審核)

1 編製基準

未經審計之綜合中期財務報表乃根據本公司二零零零年度年報所載之主要會計政策，遵照香港會計師公會所頒佈之會計實務準則及香港聯合交易所有限公司證券上市規則(「上市規則」)附錄16所載之披露規定而編撰，惟在上市規則附錄16所載之條文許可下，並無於現金流量表呈列比較數字。

中期財務報表應與二零零零年之年度財務報表一併閱讀。編選中期財務報表所採用之會計政策及計算方法與截至二零零零年十二月三十一日止之年度財務報表所採用者一致，惟本集團於採納下列由香港會計師公會頒佈之會計實務準則後，已更改若干會計政策，該等會計準則於二零零一年一月一日或以後開始之會計期間生效：

會計實務準則第9號(修訂本)	:	結算日後事項
會計實務準則第14號(修訂本)	:	租賃(於二零零零年七月一日或之後開始之期間生效)
會計實務準則第28號	:	撥備、或然負債及或然資產
會計實務準則第29號	:	無形資產
會計實務準則第30號	:	企業合併
會計實務準則第31號	:	資產減值
會計實務準則第32號	:	綜合財務報表及對附屬公司投資之會計方法

本集團會計政策之變動及採納該等新政策之影響載列如下：

(a) 會計實務準則第30號：企業合併

商譽／負商譽

商譽指收購成本超逾本集團於收購日應佔所收購附屬公司淨資產公平值之差額。於二零零一年一月一日或以後因收購而產生之商譽均列作無形資產，並按其估計可使用年期以直線法攤銷。於二零零一年一月一日前因收購而產生之商譽則已於儲備中撇銷。由於本集團引用會計實務準則第30號之過渡規定，該等商譽並未因追溯力撥充資本及攤銷。然而，因該等商譽產生之任何減值須根據會計實務準則第31號「資產減值」之規定將減值虧損即時在收益表列作開支，並作出分配，以減低所收購附屬公司之賬面值。

負商譽指本集團應佔所收購淨資產公平值超逾收購成本之差額。於二零零一年一月一日前因收購而產生之負商譽則已於儲備中撇銷，由於本集團引用會計實務準則第30號之過渡規定，該等負商譽並未因追溯力撥充資本文撇銷。於二零零一年一月一日後因收購而產生之負商譽以與商譽相同之分類方法呈列於資產負債表。

出售公司之盈虧包括該出售公司之未攤銷商譽結餘，而就二零零一年一月一日前進行之收購而言，則指在儲備撇銷而之前未於收益表確認之有關商譽。

除上述變動外，首度採用會計實務準則第9號(修訂本)、會計實務準則第14號(修訂本)、會計實務準則第28號、會計實務準則第29號及會計實務準則第32號對本集團所呈報之財務狀況及業績並無重大影響。

2　分類資料

(a)　按各主要業務劃分之營業額及經營(虧損)溢利貢獻之分析如下：

	截至二零零一年六月三十日止六個月		截至二零零零年六月三十日止六個月	
	營業額(未經審核)	**貢獻(未經審核)**	營業額(未經審核)	貢獻(未經審核)
	千港元	***千港元***	*千港元*	*千港元*
專業建築合約	**102,408**	**15,017**	116,520	15,599
製造及貿易	**19,887**	**9,242**	29,681	14,696
投資物業之租金及管理費收入	**5,926**	**5,130**	5,835	5,001
上市投資股息收入	**43**	**43**	—	—
	128,264	**29,432**	152,036	35,296

(b) 按經營地區劃分之營業額及經營(虧損)溢利貢獻之分析如下：

	截至二零零一年六月三十日止六個月		截至二零零零年六月三十日止六個月	
	營業額	貢獻	營業額	貢獻
	(未經審核)	(未經審核)	(未經審核)	(未經審核)
	千港元	*千港元*	*千港元*	*千港元*
經營地區：				
香港及澳門	**71,955**	**14,896**	75,915	14,511
中華人民共和國(「中國」)	**55,853**	**14,438**	75,833	20,641
日本及其他東南亞國家	**456**	**98**	288	144
	128,264	**29,432**	152,036	35,296

3 經營(虧損)溢利

經營(虧損)溢利已扣除(計入)：

	截至六月三十日止六個月	
	二零零一年	二零零零年
	(未經審核)	(未經審核)
	千港元	*千港元*
物業、廠房及設備之折舊	**4,742**	3,411
廠房及設備減值撥備	**3,714**	—
出售物業、廠房及設備之虧損	**33**	—
呆壞賬撥備(收回)	**8,116**	(2,081)
陳舊存貨撥備	**1,075**	934
投資物業之重估減值(增值)	**13,300**	(19,300)
重估非買賣證券產生之未變現虧損	**131,300**	—
重估買賣證券產生之未變現(收益)虧損	**(2,741)**	835
投資物業之租金及管理費總收入	**(5,926)**	(5,835)

4 稅項

	截至六月三十日止六個月	
	二零零一年	二零零零年
	(未經審核)	(未經審核)
	千港元	*千港元*
稅項支出包括：		
香港利得稅	—	—
香港以外地區之稅項	920	34
	920	34

由於本公司於期內並無應課稅溢利，故毋須就香港利得稅作出撥備。香港以外地區之稅項則按期間之估計應課稅溢利以有關司法權區之現行稅率計算。

5 中期股息

董事會並不建議派發截至二零零一年六月三十日止六個月之中期股息(二零零零年六月三十日：無)。

6 每股基本(虧損)盈利

每股基本(虧損)盈利乃根據未經審核股東應佔綜合虧損192,242,000港元(二零零零年六月三十日：溢利7,152,000港元)及期間已發行股份之加權平均數772,181,783股普通股(二零零零年六月三十日：772,181,783股普通股)而計算。

由於呈報之兩個期間而言並無具攤薄潛力之股份，故並無呈列每股攤薄(虧損)盈利。

7 物業、廠房及設備

	截至二零零一年六月三十日止六個月（未經審核）千港元	截至二零零零年十二月三十一止年度（經審核）千港元
成本		
期／年初	**360,912**	326,823
添置	**3,388**	10,607
重估減值（撥備）撥回	**(13,300)**	31,300
減值撥備	**(3,714)**	(3,874)
出售		
— 透過出售附屬公司	**—**	(120)
— 其他	**(1,291)**	(3,835)
匯兌調整	**—**	11
期／年終	**345,995**	360,912
成本或估值之分析如下：		
按成本	**89,495**	91,112
按期／年終之專業估值	**256,500**	269,800
	345,995	360,912
累計折舊		
期／年初	**35,623**	31,058
減值撥備	**—**	(805)
本年度撥備	**4,742**	7,248
出售		
— 其他	**(1,011)**	(1,878)
期／年終	**39,354**	35,623
賬面淨值		
期／年終	**306,641**	325,289
期／年初	**325,289**	295,765

8 非買賣證券

非買賣證券之分析如下：

	截至二零零一年六月三十日止六個月 (未經審核) *千港元*	截至二零零零年十二月三十一日止年度 (經審核) *千港元*
上市投資，按賬面值		
— 於香港上市	**25,719**	15,654
— 於海外地區上市	**17,647**	18,519
	43,366	34,173
非上市投資，按成本值	**243,600**	243,600
減：減值撥備	**(243,600)**	(121,800)
	—	121,800
	43,366	155,973
上市證券之公開市值	**43,366**	34,173

9 應收賬款及其他應收款項

貿易及合約應收賬款之賬齡分析如下：

	截至二零零一年六月三十日止六個月 (未經審核) *千港元*	截至二零零零年十二月三十一日止年度 (經審核) *千港元*
0至30日	**25,320**	31,644
31至60日	**11,966**	11,565
61至90日	**4,937**	26,717
90日以上	**188,717**	115,689
	230,940	185,615
減：呆壞賬撥備	**(67,500)**	(31,385)
	163,440	154,230

本集團給予客戶之信貸期一般為自發票日期起計30日至60日。

10 應付賬款及其他應付款項

貿易及合約應付賬款之賬齡分析如下：

	截至二零零一年六月三十日止六個月（未經審核）千港元	截至二零零零年十二月三十一日止年度（經審核）千港元
0至30日	**29,478**	68,146
31至60日	**3,279**	15,261
61至90日	**3,284**	5,544
90日以上	**43,785**	39,120
	79,826	128,071

11 股本

	二零零一年六月三十日（未經審核）		二零零零年十二月三十一日（經審核）	
	股數	面值金額	股數	面值金額
	千股	千港元	千股	千港元
法定：（每股面值0.1港元之普通股）	**2,000,000**	**200,000**	2,000,000	200,000
已發行及繳足：（每股面值0.1港元之普通股）	**772,182**	**77,218**	772,182	77,218

本公司股本於截至二零零一年六月三十日止六個月內並無變動。

截至二零零一年六月三十日止六個月，本公司並無根據購股權計劃授出可認購本公司股份之購股權。

12 儲備

期內儲備之變動如下：

	股份溢價	實繳盈餘	資本贖回儲備	投資重估儲備	保留盈利	合計
	千港元	千港元	千港元	千港元	千港元	千港元
於二零零一年一月一日	409,738	431,089	769	(18,693)	92,595	915,498
去年調整（附註1）	—	170,485	—	—	(170,485)	—
重列於二零零一年一月一日之儲備	409,738	601,574	769	(18,693)	(77,890)	915,498
非買賣證券之重估減值	—	—	—	9,193	—	9,193
將減值虧損撥往收益表	—	—	—	9,500	—	9,500
換算海外附屬公司財務報表所產生之匯兌差額	—	—	—	—	130	130
期內虧損	—	—	—	—	(192,242)	(192,242)
於二零零一年六月三十日	409,738	601,574	769	—	(270,002)	742,079

13 資本承擔

於二零零一年六月三十日並無在賬項撥備之未償付資本承擔如下：

	截至二零零一年六月三十日止六個月（未經審核）	截至二零零零年十二月三十一日止年度（經審核）
	千港元	千港元
已授權及訂約		
購買固定資產	**—**	2,680
向附屬公司注資	**—**	4,902
發展中物業	**54,692**	52,868
	54,692	60,450

14 或然負債

截至二零零一年六月三十日，本集團就若干附屬公司所獲銀行信貸而向銀行作出之擔保為數約達221,000,000港元。(二零零零年十二月三十一日：約221,000,000港元)。

截至二零零一年六月三十日，本集團就建築合約責任而向建築合約僱主作出之擔保為數約達85,000,000港元。(二零零零年十二月三十一日：約85,000,000港元)。

15 關連人士交易

本集團與關連人士之重大交易如下：

	截至六月三十日止六個月	
	二零零一年	二零零零年
	(未經審核)	(未經審核)
	千港元	*千港元*
向居間控股公司收取之利息收入	**1,359**	1,417
居間控股公司攤付行政費用	**471**	133
向同系附屬公司收取之租金及管理費收入	**128**	440
應佔居間控股公司行政費用	**1,616**	1,932

業績

本集團截至二零零一年六月三十日止六個月之營業額為128,260,000港元，較去年同期下降15%。股東應佔虧損達192,240,000港元，相等於每股虧損24.9仙。

營業額下調的主要原因，是本集團業務受到歐美經濟不景及本港物業市場持續回落的影響。期內，工業油脂生產與貿易及專業建築的收益分別較去年同期下降33%及12%。本集團錄得較大虧損主要由於旗下之京域公路項目投資及證券投資的可收回數額少於其賬面價值而需作出減值撥備，同時本集團亦需就中環雲咸街東方有色大廈的估值作出撥備。雖然如此，本集團財政仍然十分穩健，手頭現金充裕。

業務回顧

(一) 工業油脂產品生產與貿易

積架石油化工集團有限公司(「積架」)

期內，歐美經濟持續放緩，前景並不明朗，不少香港及廣東省企業生意額均大受打擊；加上原油價格仍較三年前高出兩成，企業的採購政策變得相當保守，不少更力圖把存貨量減至最低，並改用廉價品牌。面對上述形勢，各石油化工產品供應商紛紛削價，令價格競爭情況更加惡劣。

然而，中國入世效應令華東(以內銷為主企業)、華中及華北地區的經濟環境進一步改善。為了彌補華南業務收縮之損失，積架積極開發華中及華北地區業務，並於浙江、寧波、青島及大連等地區設立分銷網。期內，華北業務較去年同期增長三成。近期，中國政府開發西部，積架亦積極拓展西部業務，除於西安設立辦事處外，亦於漢中、重慶及成都等主要工業城市設立分銷網。

產品開發方面，積架於今年五月重奪日本頂級壓鑄系列 —「日米株式會社」(Nichibei)全線產品 — 在香港、澳門及中國之總代理權，並鋭意重新推廣及分銷「日米」系列產品。此外，隨著大部份工業已北移至內地，積架在香港的業務亦已作出方向性的調整；積架現正積極開發一系列消費產品，務求擴大本地零售市場。

(二) 專業建築

瑞和集團工程有限公司(「瑞和」)

截至二零零一年六月三十日止，瑞和手頭合約總額約為一億二千八百萬港元。今年年初，工程總額逾億人民幣的上海科技城經已完成；隨之進行的施工項目，就是去年美國漢斯公司在國內的首項投資－北京京盛廣場。

另外，瑞和正積極發展新一代玻璃幕牆工程項目，以鞏固其市場地位；現正施工的沙田政府大樓便是一個例子。該項目採用了嶄新的第四代玻璃幕牆技術，該技術能有效改善室內空氣質素。過去一年，瑞和已成功將部份工序北移，如設計及採購等，相信會有助提高競爭力。

多利加工程集團有限公司(「多利加」)

自二零零零年底至二零零一年初，多利加成功取得多項機電安裝工程合約，工程總額達二億三千六百萬港元。有關工程項目包括：北京東方廣場西公寓機電工程、香港葵涌九號貨櫃碼頭機電工程、香港沙田大圍九廣鐵路車廠電氣、消防及給排水工程、香港將軍澳電訊大樓二期消防及給排水工程、深圳和黃住宅發展二期給排水工程、重慶時代廣場空調及給排水工程。

另一方面，經政府建築處及各顧問工程公司多次技術性推廣，以環保為題的科邁(Colmac)節能熱水泵已逐漸打入市場。目標是先鎖定政府及酒店項目，並已成功奪得長江集團馬鞍山酒店的供熱水系統設計連施工合同。下半年開始，多利加會著手進軍國內市場，推廣多項環保產品；其中潔球(Keeco)金屬排污處理技術將為重點推介。

銀豐集團有限公司(「銀豐」)

過去半年，銀豐積極加強市場拓展、產品開發及內部管理各方面，並透過業務重組，使銀豐逐漸蛻變成為一家以木材產品為核心且輔以環保產品的工程企業。銀豐現正積極物色饒富創意及具市場價值的材料或產品，務使產品系列更豐富和全面。過去一年，銀豐旗下的百聞木門廠已先後與國內有實力並具代表性房地產集團合作，例如深圳市東海和萬科、北京市萬科及上海市世茂等，與該等企業建立不錯的業務關係，並陸續取得供應合同。

雖然香港房地產市場仍然停滯不前，但銀豐仍能於上半年取得木門方面的手頭合約仍達四千萬港元。單是來自日本熊谷組在新界深井的住宅項目合約便已超過三千萬港元。另外，新開拓的環保吸音工程有香港西鐵203站及深圳市若干規模較小的項目。鑒於體育館、劇院和娛樂場所對吸音均有實際需求，加上此項業務的盈利貢獻不錯，銀豐將調撥資源到有關業務，以減少對原來業務的依賴。同時，銀豐準備在第三季度末全力投入木材貿易，相信會為銀豐提供不俗的盈利貢獻。至於中國市場，在"入世"在即和申奧成功的刺激下，經濟環境將轉趨蓬勃；銀豐深信只要適當掌握機會，必會受惠於有關發展。

(三) 地產發展及物業管理

中環雲咸街29號東方有色大廈

儘管本港物業市場放緩，東方有色大廈的出租率仍然高企。截至二零零一年六月三十日止，出租率維持在96%的水平，為本集團帶來穩定收入。

珠海海天花園發展項目

珠海海天花園地面以下的工程可望於今年九月底完成；另預計A-B兩段商場結構部份的工程可於二零零一年年底完成。

從一九九九年下半年起，珠海市政府開始嚴格控制房地產開發土地的審批。二零零零年六月，為了保證珠海香洲區城中村改造工程能順利進行，市政府停止香洲區內非城中村改造項目用地的審批。該項政策使得商品房新增供應迅速由一九九八年的256.7萬平方米下降到二零零零年的95.9萬平方米，三年內，降幅達到63%。

由於珠海海天花園項目乃珠海市政府於去年頒佈有關規定前最後一個獲批的大型海景商業及住宅項目，預計兩年內落成後，將成為市內全新海景樓盤，升值潛力比較樂觀。

京域高速公路有限公司(「京域」)

京域的全資附屬公司京冠高速公路有限公司(「京冠」)於去年六月十二日被香港高等法院勒令清盤。自上述清盤令頒佈後,京冠所有財務資料已由清盤官接管。京冠清盤案已超逾一年時間,其可收回數額預期將較賬面價值為低。本集團已就自一九九九年對京域投資作半數撥備後將餘下投資金額作全數撥備。

展望

年內,受到實質工資下調及失業率高企等因素影響,本港消費者信心疲弱,物業市場亦因需求不足而持續放緩,整體經濟環境仍未明朗。然而,隨著北京成功申辦二零零八年奧運會及中國即將加入世界貿易組織等利好因素的出現,國內基建項目將加速推進,進一步帶動中國對外貿易往來,實有利於本集團的未來發展。

債項及到期日概況

本集團於二零零一年六月三十日總體債項到期日之概況載列如下：

於二零零一年六月三十日之債項合共約為221,000,000港元(二零零零年十二月三十一日：約230,000,000港元)。

	截至二零零一年六月三十日止六個月(未經審核)千港元	截至二零零零年十二月三十一日止年度(經審核)千港元
須於下列期間償還：		
— 不超過一年	**186,162**	189,812
— 兩年至五年	**32,994**	38,412
— 五年後	**1,680**	1,680
	220,836	229,904

本集團由不同渠道獲取資金，以維持成本與風險平衡。除在日常營運中產生之資金及銀行存款與手頭現金外，本集團亦由銀行貸款及透支中取得資金。截至二零零一年六月三十日，銀行貸款及透支約為219,000,000港元(二零零零年十二月三十一日：228,000,000港元)。

財務風險及管理

本集團有關財務風險管理之政策，包括分散資金來源、延長信貸期及採用不同之到期日。本集團於回顧期間並無任何定息借貸。於截至二零零一年六月三十日止年度，利息總開支約為6,000,000港元，較截至二零零零年六月三十日止期間約7,000,000港元減少11%。

於二零零一年六月三十日，本集團之未償還人民幣及美元銀行借貸分別約為60,000,000元人民幣（二零零零年十二月三十一日：約45,000,000元人民幣）及約8,000,000美元（二零零零年十二月三十一日：約12,000,000美元）。其餘之未償還銀行貸款則為港元借貸。

抵押集團資產

截至二零零一年六月三十日，本集團已抵押賬面總值約為260,383,000港元（二零零零年十二月三十一日：約273,773,000港元）之若干物業。此外，本公司及本集團分別將大約117,955,000港元（二零零零年十二月三十一日：89,000,000港元）及141,000,000港元（二零零零年十二月三十一日：119,000,000港元）之銀行存款抵押予銀行，作為若干附屬公司所獲一般銀行信貸以及向客戶發出履約保證之擔保。

流動資金及財務資源

本集團保持健全之財政狀況，流動現金充裕。於二零零一年六月三十日，負債資產比率維持於16.0%水平（二零零零年十二月三十一日：14.4%）。手頭現金及銀行結餘合共約為410,000,000港元（二零零零年十二月三十一日：約483,000,000港元）。

僱員

於二零零一年六月三十日，本集團僱有約700名僱員。期內所支付之酬金總額約為37,231,000港元。本集團採用與市場慣例一致之薪酬政策，而酬金乃根據個別僱員之表現及經驗而釐定。本公司股東於一九九三年九月三十日通過為行政人員而設之購股權計劃(「計劃」)。計劃乃特別為本集團之行政人員及高級職員而設。根據計劃，本公司董事有權決定邀請本集團之行政人員及高級職員接納購股權，按照計劃之條款及條件認購本公司股份。

董事之證券權益及購買證券之權利

於二零零一年六月三十日，本公司之董事或行政總裁概無在本公司或其任何相聯法團(按證券(披露權益)條例(「披露權益條例」)之定義)之任何股本或債務證券中擁有根據披露權益條例第28條規定須知會本公司及香港聯合交易所有限公司(「聯交所」)之權益(包括根據披露權益條例第31條或附表第一部份視作或當作擁有之權益)，或根據披露權益條例第29條須登記於該條例所述登記冊，或根據上市公司董事進行證券交易的標準守則須知會本公司及聯交所之權益。

截至二零零一年六月三十日止六個月內，本公司之董事或行政總裁或彼等之配偶或未滿18歲之子女概無獲授或行使任何權利以認購本公司或其任何相聯法團之任何股本或債務證券。

持有本公司股本之主要權益

於二零零一年六月三十日，根據本公司按照披露權益條例第16(1)條規定而設置之登記冊所記錄，本公司獲悉下列股東持有本公司已發行普通股本百分之十或以上之權益：

股東名稱	*附註*	所持普通股份數目	佔已發行股份總數之百分比
國家有色金屬工業局	*1 & 3*	416,009,928	53.87%
China Nonferrous Metals Holdings (Cook Islands) Limited	*1*	416,009,928	53.87%
中國有色金屬(香港)集團有限公司(「中國有色(香港)」)	*2*	416,009,928	53.87%
Haka International Limited (「Haka」)		383,188,208	49.62%

附註：

1. 根據披露權益條例，該等公司被視為擁有由Haka持有之383,188,208股股份及由中國有色(香港)持有之32,821,720股股份之權益。

2. 除本身持有32,821,720股股份外，中國有色(香港)亦被視為擁有由Haka持有之383,188,208股股份之權益。

3. 由於國內有色金屬行業正在進行重組當中，中華人民共和國(「中國」)國家經濟貿易委員會主任盛華仁先生於二零零一年二月十九日宣佈，國家有色金屬工業局已被撤銷。中國有色(香港)現正就最終控股股東的改變進展向中國政府諮詢。

審核委員會

本公司審核委員會目前成員包括兩名獨立非執行董事，即林濬先生及譚惠珠小姐。該委員會主要職責為審查及監察本集團之財務滙報程序及內部監控。審核委員會已審閱截至二零零一年六月三十日止六個月之未經審核綜合財務報告。

最佳應用守則

本公司各董事並不知悉有任何資料足以合理地顯示本公司目前或曾於截至二零零一年六月三十日止六個月期間任何時間違反聯交所上市規則附錄14所載最佳應用守則，惟本公司之非執行董事並無明確任期，但須根據本公司之公司細則於本公司之股東週年大會上輪值退任及重選連任。

購買、出售或贖回本公司上市證券

本公司或其任何附屬公司於截至二零零一年六月三十日止期間概無購買、出售或贖回本公司之上市證券。

承董事會命
董事總經理
王幸東

香港，二零零一年九月二十一日

網址：http://www.onfem.com

東方有色集團有限公司
ONFEM HOLDINGS LIMITED



2001
中期報告